Medifirst Solutions, Inc.
4400 N. Federal Hwy
Suite 54
Boca Raton FL 33431

June 8, 2012
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Amendment No.6 to Registration Statement on Form S-1
Filed On March 29, 2012
File No.  333-178825

Dear Mr. Webb:

Enclosed is the referenced Amendment No. 6 which now includes the opinion and consent of our legal counsel as exhibits.

Very truly yours,

/s/ Bruce Schoengood

President and Chief Executive Officer